FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 21, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

WIMM-BILL-DANN FOODS OJSC – GROUPE DANONE

Moscow, Russia, November 21, 2003 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] has been informed by its shareholders who were engaged in discussions with Groupe Danone, relating to the possible acquisition of all or a majority of the outstanding Ordinary Shares by Groupe Danone, that such discussions have been amicably terminated.

 - ends -

For further enquiries contact:

Wimm-Bill-Dann
Kira Kiryuhina,
Director, Public Relations Department	Tel: +7 095 733 9726
Email: kira@wbd.ru

Shared Value Ltd	Mobile: +7 910 4071701
Marina Kagan, Partner	Mobile: +44 781 579 6506
Email: mkagan@sharedvalue.net

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: November 21, 2003